Exhibit 1

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES UPDATED TECHNICAL REPORT ON ITS

TOROMOCHO PROJECT

Vancouver, British Columbia, Canada, March 28, 2006, Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) announced today that Independent Mining Consultants, Inc. (“IMC”) of Tucson, Arizona has completed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project previously announced on February 9, 2006. The Technical Report is available at www.sedar.com.

Changes incorporated in the Technical Report, which are described below, result in an increase in the estimated Net Present Value (“NPV”) of the Company’s Toromocho project from US$814 million to US$922 million and increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.

J. David Lowell, the Company’s Executive Chairman, said “we are pleased to see the positive impact on the pre-feasibility study of both new drilling information and further reserve and resource analysis reflected in the Technical Report. An additional US$108 million in the estimated NPV is an important improvement and we expect to see others as we continue to optimize the project.”

The pre-feasibility study was completed by SNC-Lavalin, Chile, S.A. (“SNC”) with input from a number of contractors including IMC, Mineral Advisory Group (“MAG”), and Montgomery Watson Harza (“MWH”). The data verification, block model, mine plan, mine capital and mine operating costs, and the mineral reserve and resource estimates discussed in the pre-feasibility study were the responsibility of IMC. The concentrator, infrastructure and pre-feasibility assembly were the responsibility of SNC.

The Technical Report is based on findings outlined in the pre-feasibility study; however certain information noted in the pre-feasibility study has been further updated by IMC in the Technical Report. The updates to information contained in the pre-feasibility study are summarized below:

1.	Updates to the pre-feasibility study include drilling completed by the Company through October 2005, a January 2006 IMC block model and a February 2006 IMC mine plan. The primary change resulting from the new mine plan was to increase mill ore tonnage by about 4% and slightly reduce the strip ratio when compared to the pre-feasibility mine plan. The pre-feasibility study was based on an August 2005 drill hole database, a September 2005 IMC block model and a December 2005 IMC mine plan.

2.	Additional smelter charges of US$1.05 and US$1.08 per tonne of concentrate were added to the smelter charges for years 1 and 2, reflecting possible arsenic penalties. The calculation was completed by IMC based on the same criteria for smelter charges as was used in the mine development plan.

3.	Heap leach recovery by year was modified by IMC to reflect inventory in pad and residual leach. Overall recovery matched that estimated by MAG in the pre-feasibility study. Run of mine heap leach solvent extraction / electrowinning costs were reduced from US$2.01 per tonne in the pre-feasibility study to US$1.82 per tonne in the Technical Study to adjust rehandling costs.

All other unit costs reflected in the Technical Report are identical to those used in the pre-feasibility study.

The use of the updated IMC reserve estimate, block model and mine plan in the Technical Report result in an increase in the estimated Net Present Value (“NPV”) of the Toromocho project from US$814 million to US$922 million and increase in the estimated Internal Rate of Return (“IRR”) from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.

Base economic assumptions used in the pre-feasibility study remain unchanged in the Technical Report and include a copper price of US$1.10/lb.; a molybdenum price of US$10.00/lb.; a silver price of US$6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.

Table 1-2 below details the updated resource and reserve estimates used in the Technical Study.

Table 1-2

Toromocho Project

Mineral Reserves and Resources as of 20 March 2006

This Tabulation May Not Meet U.S. SEC Definitions

Mineral Reserves to Flotation including Low Grade Stockpile						Mineral Reserves to Heap Leach
Category	Ktonnes	Total Cu %	Moly %	Silver gm/t	Equivalent Copper%	Ktonnes	Total Cu %	Moly %	Silver gm/t	Equivalent Copper%
Proven	418,318	0.581	0.022	6.47	0.84	47,066	0.433	0.011	7.14	0.43
Probable	780,547	0.500	0.017	7.25	0.72	129,024	0.346	0.008	7.78	0.35

Proven+Probable	1,198,865	0.528	0.019	6.98	0.76	176,090	0.369	0.009	7.61	0.37

	Total Mineral Reserves
Category	Ktonnes	Total Cu %	Moly %	Silver gm/t	Equivalent Copper%
Proven	465,384	0.57	0.021	6.54	0.80
Probable	909,571	0.48	0.016	7.33	0.67

Proven+Probable	1,374,955	0.51	0.018	7.06	0.71

	Mineral Resources in Addition to Reserves
Category 0.27% Eqcu Cutoff	Ktonnes	Total Cu %	Moly %	Silver gm/t	Equivalent Copper%
Measured	64,049	0.41	0.013	6.55	0.58
Indicated	537,312	0.37	0.016	6.85	0.57

Measured+Indicated	601,361	0.37	0.016	6.82	0.57

Inferred	151,000	0.46	0.010	7.85	0.61

Notes:

Metal Prices for Mineral Reserves and Resources $0.90/lb Copper, $6.00/lb Moly, $5.50/Oz Silver

Cutoff Grades for Mineral Reserves Vary by Year Flotation Cutoffs, $4.22 to $3.52 NSR / Tonne Leach Cutoffs, 0.44% to 0.085% Soluble Copper

Cutoff Grades for Resources 0.27% Equivalent Copper

Equivalent Copper on this Table based on Copper + 9.70 x Moly + 0.007 x Silver ($1.00/lb Copper, $10.00/lb Mo, $5.50/oz Silver)

Heap Leach Ore receives no credit for Moly or Silver in Equivalent Copper Calculation.

On March 6, 2006 the Company issued a press release announcing new mineral reserve and resource calculations for its Toromocho project. During the preparation of the Technical Report by IMC, minor modifications were made to the statement of mineral reserves and resources.

The primary difference between the results stated in the March 6, 2006 press release and the Technical Report is the transfer of the low grade leach stockpile from a mineral resource category to mineral reserve category. The amount of this material changed as a result of an update of the block model, however the pre-feasibility study did incorporate this material into the heap leach process by rehandling it at a variable rate per year.

Other minor changes made to the mineral reserve and resource estimate were primarily rounding differences in grade and the use of a consistent copper equivalent calculation in both the mineral reserve and resource estimates. Different equations of equivalent copper had been used for mineral reserves versus mineral resources within the press release.

Table 1-3 summarizes the differences between the Technical Report and the reserve and resource estimate announced by the Company on March 6, 2006.

Table 1-3

	Total Mineral Reserves & Resources 6 Mar 2006						Revised Total Reserves & Resources 11 Mar 2006

Category	000 Tonnes	Cu %	Moly %	Ag Gm/T	Equiv. Cu %		Category	000 Tonnes	Cu %	Moly %	Ag Gm/T	Equiv. Cu %
Proven	430,840	0.58	0.021	6.61	0.75	(1)	Proven	465,384	0.57	0.021	6.54	0.80
Probable	829,860	0.50	0.016	7.45	0.64	(2)	Probable	909,571	0.48	0.016	7.33	0.67

Total	1,260,700	0.53	0.018	7.16	0.68	(3)	Total	1,374,955	0.51	0.018	7.06	0.71

0.27% Eq Cu Cutoff	000 Tonnes	Cu %	Moly %	Ag Gm/T	Equiv. Cu %		0.27% Eq Cu Cutoff	000 Tonnes	Cu %	Moly %	Ag Gm/T	Equiv. Cu %
Measured	98,160	0.42	0.020	6.03	0.96	(4)	Measured	64,049	0.41	0.013	6.55	0.58
Indicated	617,140	0.36	0.020	6.63	0.66	(5)	Indicated	537,312	0.37	0.016	6.85	0.57

Total	715,300	0.37	0.020	6.55	0.70	(6)	Total	601,361	0.37	0.016	6.82	0.57
Inferred	151,000	0.46	0.010	7.80	0.61	(7)	Inferred	151,000	0.46	0.010	7.85	0.61

(1)	Rounding adjust. Last decimal Moly & Ag.

(2)	Equiv. Cu Recast at Cu + 9.7 Mb + 0.007 Ag.

(3)	Move 114,256 k tonnes leach material moved to Reserve from Resource category.

(4)	Moly grade expressed to three decimals rather than two.

(5)	Tonnage rounded to 000 tonnes.

(6)	114,256 tonnes leach material moved from Resource to Reserve category.

(7)	Equivalent Cu recalculated as Cu + 9.7 Mb + 0.007 Ag.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral reserve and resource estimate in the Technical Report and he has reviewed and approved the content of this press release. Mr. J.W. Gulyas, Professional Engineer, of SNC is the independent “qualified person”, within the meaning of National Instrument 43-101, that reviewed the engineering report on the process plant in the Technical Report and he has reviewed and approved the content of this press release. Dr. Martin C. Kuhn, Professional Engineer of MAG is the independent “qualified person” within the meaning of National Instrument 43-101 that prepared the report of metallurgical investigations and has reviewed and approved the disclosures of applicable metallurgical data.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business – Risks of the Business” in the Annual Information Form of the Company dated March 24, 2005. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

5